SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

Commission file number: 1-11793

A.	Full title of the Plan and address of the Plan, if different from that of the issuer named below:

The Dial Corporation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE DIAL CORPORATION
15501 NORTH DIAL BOULEVARD
SCOTTSDALE, ARIZONA 85260-1619

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Freeman Cosmetic Corporation Capital Accumulation Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE DIAL CORPORATION
401(k) PLAN

By	/s/ Susan J. Riley
Susan J. Riley
Executive Vice President and Chief Financial Officer of
The Dial Corporation

DATE:  May 25, 2000

THE DIAL CORPORATION 401(k) PLAN

Financial Statements for the Years Ended December 31, 1999
and 1998, Supplemental Schedules for the Year Ended
December 31, 1999, and Independent Auditors' Report

THE DIAL CORPORATION
401(k) PLAN

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS' REPORT	1

FINANCIAL STATEMENTS AS OF
DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED:

Net Assets Available for Benefits	2

Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULES AS OF
DECEMBER 31, 1999 AND FOR THE YEAR THEN ENDED:

Assets Held for Investment Purposes	10

Reportable Transactions	11

EXHIBIT 23 - INDEPENDENT AUDITORS' CONSENT	12

INDEPENDENT AUDITORS' REPORT

Plan Administrator and Plan Participants
The Dial Corporation 401(k) Plan
Scottsdale, Arizona

We have audited the accompanying statements of net assets available for benefits of The Dial Corporation 401(k) Plan (the "Plan"), as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of and for the year ended December 31, 1999 on pages 10 and 11 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Phoenix, Arizona
May 5, 2000

THE DIAL CORPORATION 401(k) PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 1999 AND 1998
ASSETS	1999	1998

INVESTMENTS AT FAIR VALUE:
Shares of registered investment companies:
Vanguard Windsor II Fund	$397,974	$441,857
T. Rowe Price Stable Value Fund	38,291	44,691
Vanguard GMA Fund	10,267	10,178
Common stock:
The Dial Corporation Common Stock Fund	115,218	132,947
FINOVA Group Inc. Common Stock Fund	5,242	7,973
Viad Corp Common Stock Fund	103,383	127,546

NET ASSETS AVAILABLE FOR BENEFITS	$670,375	$765,192

See notes to financial statements.
2 THE DIAL CORPORATION 401(k) PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 1999 AND 1998
	1999	1998

INVESTMENT (LOSS)/INCOME:
Dividends	$49,103	$48,435
Interest	2,484	3,028
Net (depreciation)/appreciation in fair value of investments	(103,263)	107,343

Total investment (loss)/income	(51,676)	158,806

DEDUCTIONS:
Benefits paid to participants	43,141	67,906

NET (DECREASE)/INCREASE	(94,817)	90,900

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR	765,192	674,292

NET ASSETS AVAILABLE FOR BENEFITS,
END OF YEAR	$670,375	$765,192

See notes to financial statements.
3 THE DIAL CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
1.	DESCRIPTION OF THE PLAN

The following brief description of The Dial Corporation 401(k) Plan (the "Plan"), is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

For 1999, the Plan adopted Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters, which eliminated the disclosure of detailed fund information.

The Plan, commonly known as the Taxsaver Investment Plan ("TIP"), was established January 5, 1987. Employees of certain facilities of The Dial Corporation (the "Company") who are covered by a collective bargaining agreement are eligible to participate in the Plan after completing at least 1,000 hours of service in a 12 consecutive month period. Employees are able to contribute to the Plan by reducing their wages on a pre-tax basis, and make after-tax contributions, subject to certain limitations.

The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 ("ERISA").

a.

Investment Programs - Contributions to this Plan ceased in 1997, but were invested by the Plan's trustee, T. Rowe Price, at the designation of the participants. The Plan has offered participants the following funds in which to invest pre-tax, after-tax and rollover deposits.

1)

Vanguard Windsor II Fund - This fund invests in the common stock of selected companies. The fair value of the fund is dependent upon the market value of the stocks. Any dividends received are reinvested.

4
2)

T. Rowe Price Stable Value Fund - This fund invests in a diversified portfolio of Guaranteed Investment Contracts ("GIC") issued by insurance companies, bank investment contracts issued by financial institutions, and strategic investment contracts issued by insurance companies, financial institutions and other entities. Income is earned based upon a blended interest rate determined by the various investments and is reinvested. The fair value of the fund approximates the aggregate contract values of the GIC portfolio and represents contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund's underlying GICs ranged from approximately 5.35% to 8.41% for 1999 and 3.04% to 6.16% for 1998, resulting in a blended rate of return for the fund of 5.95% and 6.07%, for 1999 and 1998, respectively.

3)

Vanguard GMA Fund - This fund invests primarily in Government National Mortgage Association ("GNMA") certificates. These securities represent ownership in pools of approved mortgage loans which provide a yield based on the ratios of return of the GNMA holdings that comprise the portfolio. The fair value of the fund is dependent upon fluctuations in market conditions.

4)

The Dial Corporation ("Dial") Common Stock Fund - This fund invests in the common stock of Dial, and any dividends paid on the stock are reinvested in the fund. The fair value of this fund is dependent upon the fluctuations in the market value of Dial stock.

5)

FINOVA Group Inc. ("FINOVA") Common Stock Fund - This fund invests in the common stock of FINOVA. Due to this fund being closed to additional contributions, any dividends paid on the stock are reinvested according to the participant's contribution mix. The fair value of this fund is dependent upon the fluctuation in the market value of FINOVA stock.

6)

Viad Corp ("Viad") Common Stock Fund - This fund invests in the common stock of Viad. Due to this fund being closed to additional contributions, any dividends paid on the stock are reinvested according to the participant's contribution mix. The fair value of this fund is dependent upon the fluctuation in the market value of Viad stock.

	b.	Contributions - Due to the sale of the London, Ohio facility to a third party in 1997, no additional contributions have been allowed to the Plan.

	c.	Payment of Benefits - Benefits are paid to participants upon termination from the Company, disablement, retirement or death.

	d.	Hardship Withdrawals - No hardship withdrawals are permitted.

	e.	Vesting - All contributions to the Plan are 100% vested and nonforfeitable at all times.
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g.

Participant Accounts - For each participant, various accounts are maintained to record wage reduction contributions, after-tax contributions, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation/depreciation in the fair value of Plan investments. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts.

h.

Plan Administration - The Plan is administered by the Retirement Committee comprised of at least three persons appointed by the Company's Board of Directors. Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. For the years ended December 31, 1999 and 1998, Plan expenses were paid directly by the Company.

i.

Plan Termination - While it is the Company's intention to continue the Plan, the Company has the right to terminate the Plan provided all employer contributions due at the termination date have been paid.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies are as follows:

	a.	Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

b.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices. Common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

	c.	Payment of Benefits - Benefits are recorded when paid.

d.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

6

3.   NET ASSETS BY FUND

The following tables present the net assets of the Plan by fund as of December 31, 1999 and 1998:

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1999

		T. Rowe		The Dial	FINOVA	Viad
		Price		Corporation	Group Inc.	Corp
	Vanguard	Stable	Vanguard	Common	Common	Common
	Windsor	Value	GMA	Stock	Stock	Stock
	II Fund	Fund	Fund	Fund	Fund	Fund	Total

ASSETS

Investments at fair value:
Shares of registered
investment companies:
Vanguard Windsor II Fund	$397,974						$397,974
T. Rowe Price Stable Value Fund		$38,291					38,291
Vanguard GMA Fund			$10,267				10,267
Common stock:
The Dial Corporation				$115,218			115,218
FINOVA Group Inc.					$5,242		5,242
Viad Corp						$103,383	103,383

NET ASSETS AVAILABLE
FOR BENEFITS	$397,974	$38,291	$10,267	$115,218	$5,242	$103,383	$670,375

7 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION DECEMBER 31, 1998

		T. Rowe		The Dial	FINOVA	Viad
		Price		Corporation	Group Inc.	Corp
	Vanguard	Stable	Vanguard	Common	Common	Common
	Windsor	Value	GMA	Stock	Stock	Stock
	II Fund	Fund	Fund	Fund	Fund	Fund	Total

ASSETS

Investments at fair value:
Shares of registered
investment companies:
Vanguard Windsor II Fund	$441,857						$441,857
T. Rowe Price Stable Value Fund		$44,691					44,691
Vanguard GMA Fund			$10,178				10,178
Common stock:
The Dial Corporation				$132,947			132,947
FINOVA Group Inc.					$7,973		7,973
Viad Corp						$127,546	127,546

NET ASSETS AVAILABLE
FOR BENEFITS	$441,857	$44,691	$10,178	$132,947	$7,973	$127,546	$765,192

8

4.     RELATED PARTY TRANSACTIONS

Plan investments include shares of the T. Rowe Price Stable Value Fund managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

5.   FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on April 8, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9 THE DIAL CORPORATION 401(k) PLAN SUPPLEMENTAL SCHEDULE DECEMBER 31, 1999 Item 27a - Schedule of Assets Held for Investment Purposes
Column B	Column C	Column D	Column E

	Description of Investment
Identity of Issuer,	Including Collateral, Rate of
Borrower, Lessor or	Interest, Maturity Date,		Current
Similar Party	Par or Maturity Value	Cost	Value

Vanguard Windsor II Fund	Mutual Fund (15,938 shares)	$332,959	$397,974

T. Rowe Price Stable Value Fund	GIC Fund (38,291 shares)	38,291	38,291

Vanguard GMA Fund	Mutual Fund (1,041 shares)	10,603	10,267

The Dial Corporation	Common Stock (4,739 shares)	64,079	115,218

FINOVA Group Inc.	Common Stock (148 shares)	1,155	5,242

Viad Corp	Common Stock (3,709 shares)	41,996	103,383

	Total assets held for investment
	purposes	$489,083	$670,375

10 THE DIAL CORPORATION 401(k) PLAN SUPPLEMENTAL SCHEDULE YEAR ENDED DECEMBER 31, 1999 Item 27d - Schedule of Reportable Transactions
Column A	Column B	Column C	Column D	Column G	Column H	Column I
					Current
Identity					Value of	Net
of	Description				Asset on	Gain
Party	Of	Purchase	Selling	Cost of	Transaction	or
Involved	Asset	Price	Price	Asset	Date	(Loss)

Single Transactions
Vanguard Windsor II Fund	Mutual Fund	$41,146		$41,146	$41,146
Series of Transactions
Vanguard Windsor II Fund	Mutual Fund	46,027		46,027	46,027
Vanguard Windsor II Fund	Mutual Fund		$19,586	13,265	19,586	$6,321

NOTE:

Reportable transactions are those transactions which either singularly or in series of combined purchases and sales during the year exceed 5% of the fair value of the Plan's assets at the beginning of the year.

11